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07001087

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Vertical Trading Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5th Avenue, 6th Floor
(No. and Street)

New York, NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Martin 212-918-1202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff, Trattner & Co. PC
(Name – *if individual, state last, first, middle name*)

1225 Franklin Avenue, Garden City, NY 11530
(Address) (City) (State) (Zip Code)


RECEIVED
FEB 28 2007
PROCESSING
WASH. D.C.
202
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Schaffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Vertical Trading Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ADEL TALEBPOUR
Notary Public, State of New York
No. 01TA6157800
Qualified in Queens County
COMMISSION EXPIRES 12/11/2010



Signature

Member

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE VERTICAL TRADING GROUP, LLC

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2006

CONTENTS

	Page
AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Pursuant to Rule 15c3-1	10
Computation of Basic Net Capital Requirement	10
Possession or Control Requirements Under Rule 15c3-3	11
Reconciliation Pursuant to Rule 17a-5(d)(4)	12
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	13-14



Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
The Vertical Trading Group, LLC

We have audited the accompanying statement of financial condition of The Vertical Trading Group, LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in and member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Vertical Trading Group, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co., P.C.

Garden City, New York
February 26, 2007

THE VERTICAL TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 27,878
Due from clearing agent	392,792
Equity *securities* held at clearing agent (at market value)	1,674,330
Fixed assets -net of accumulated depreciation of of $11,716	-
Advances to employees	8,722
Security deposits	8,450
TOTAL ASSETS	$ 2,112,172

LIABILITIES AND MEMBER'S EQUITY

Equity securities sold, not yet purchased	$ 43,282
Loan payable	93,068
Accounts payable and accrued expenses	311,841
Total Liabilities	448,191
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	1,663,981
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,112,172

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Income	
Trading Income	$ 4,939,000
Commission Income	36,479
Unrealized trading losses	(596,165)
Interest and dividend income	98,854
Total income	4,478,168
Expenses	
Communication and data processing	528,419
Employee compensation, benefits and trading commissions	1,407,000
Clearing fees	264,484
Administrative and general (including interest expense of $8,623)	857,890
Professional fees	47,828
Depreciation and amortization expense	2,350
Total expenses	3,107,971
Net income	$ 1,370,197

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Retained Earnings	Member's Equity	Total
Balance - January 1, 2006	$ (503,803)	$ 2,033,333	$ 1,529,530
Capital contributions		181,214	181,214
Capital Distributions		(1,416,960)	(1,416,960)
Net Income	1,370,197	-	1,370,197
Balance - December 31, 2006	$ 866,394	$ 797,587	$ 1,663,981

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2006

Cash Flows From Operating Activities		
Net Income		$ 1,370,197
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Unrealized trading losses	$ 596,165	
Depreciation and amortization	2,350	
Payment of expenses by parent company	181,214	
Change in assets and liabilities:		
Due from clearing agent	421,467	
Equity securities held at clearing agent	(1,146,164)	
Equity securities owned	52,985	
Securities sold not yet purchased	(100,800)	
Advance to employees and officers	(8,722)	
Prepaid expenses and other current assets	9,550	
Accounts payable and accrued expenses	40,581	
Total adjustments		48,626
Net Cash Provided by Operating Activities		1,418,823
Cash Flows From Financing Activities		
Proceeds from loan payable	28,300	
Repayment of loan payable	(33,111)	
Capital distributions	(1,416,960)	
Net Cash Used in Financing Activities		(1,421,771)
NET DECREASE IN CASH		(2,948)
CASH -BEGINNING		30,826
CASH - END		$ 27,878

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 8,623

NON-CASH FINANCING ACTIVITIES

Capital contributions by parent through payments of expenses on behalf of the Company	$ 181,214

See Accompanying Notes and Auditors' Report

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LINE OF BUSINESS

The Vertical Trading Group, LLC (the "Company") is a registered broker dealer engaged primarily in the execution of stock transactions for its parent and its customers. The company is a successor in interest to The Vertical Group, Inc. through a tax free exchange effective October 2005. The Company is a registered broker/dealer with the Securities & Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of trading income from sale of stocks traded on various stock exchanges on behalf of the Company's parent as well as from commissions earned from executing trades on behalf of customers. The Company maintains offices in New York City, New York and Richmond, Virginia. The Vertical Trading Group, LLC was formed as a single member LLC in New York State in August 2005 and is a wholly-owned subsidiary of RAS Holdings, LLC (the "Parent").

REVENUE RECOGNITION

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company's parent are recorded on a trade date basis. Commissions earned on trades executed on behalf of customers are also recorded on a trade date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

2. DUE FROM CLEARING AGENT

The Company is required to maintain a minimum deposit of $100,000 with its clearing agent at all times. Additional deposits are required based on the types of long and short securitiy positions held by the Company. Marginable securities require additional deposits equaling 25% of their respective costs, whereas non-marginable securities require additional deposits equaling 100% of their respective costs. As of December 31, 2006, the Company has $2,733,416 on deposit with its clearing agent, and $53,313 in receivables from the clearing agent totaling $2,786,729, which is $392,792 in excess of the cost basis of $2,393,938 in the securities held. All securities held at December 31, 2006 were deemed to be non-marginable for purposes of computing the deposit requirements.

The $2,733,416 deposit with the clearing agent includes proceeds from the sale of a security totaling $1,919,076. $1,419,076 is restricted from being withdrawn by the clearing agent as the clearing agent contends it may be facing certain claims and potential claims related to trades made in this security. Upon resolution of all such outstanding matters, any funds due to the Company will be released from their restriction by the clearing agent. As of February 26, 2007, a resolution has not been reached.

3. FIXED ASSETS

Major classes of fixed assets consist of the following:

	estimated useful life-years	
Computer equipment and software	2-3	$ 11,716
Less: Accumulated depreciation		11,716
Net fixed assets		$ -

Depreciation expense for this year, 2006, was $2,350.

4. INCOME TAXES

Federal and state income taxes have not been provided because the company is considered a disregarded entity for tax purposes whose income or loss are passed through to its parent company, RAS Holdings LLC and its members and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $1,000,000. At December 31, 2006, the Company had net capital of $1,366,314 which was $366,314 in excess of its required net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital is .33 to 1.

6. ADVANCE TO EMPLOYEES

As of December 31, 2006, approximately $8,722 is due from employees of the Company. The advances bear no interest and are payable on demand.

7. LOAN PAYABLE - BANK

The Company has a line of credit facility with a bank for $100,000. Interest is due monthly at prime rate plus 1%. Interest expense for the year amounted to $8,246.

8. COMMITMENTS AND CONTINGENCIES

In December 2005, the Company entered into a lease agreement for office space in New York City with its previous clearing agent for a six-month period expiring on May 31, 2006. The lease called for minimum monthly rental payments of $3,900 plus other occupancy costs. The Company continues to occupy the same space on a month-to-month basis.

In addition, the Company entered into a lease agreement for office space in Virginia in May 2006. The lease calls for monthly rental payments of $400 and expires on May 10, 2007.

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Rent expense for the year 2006 amounted to $50,400.

As of December 31, 2006, the future minimum lease payment under the non-cancelable lease is as follows:

Year Ended December 31,		
2007	$	1,600

The Company's parent, RAS Holdings LLC, entered into a secured promissory note agreement on May 11, 2005 with a third party and obtained a $1,000,000 loan. The loan is secured by all of the capital stock of the Company and is personally guaranteed by an officer and member of RAS Holdings LLC.

THE VERTICAL TRADING GROUP, LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$ 1,663,981
Less: Non-allowable net assets	297,667
Net Capital	$ 1,366,314

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$ 1,366,314
Minimum dollar net capital requirement	$ 1,000,000
Excess net capital	$ 366,314
Excess net capital at 1000%	$ 1,321,495
Ratio: Aggregate indebtedness to net capital	33%

THE VERTICAL TRADING GROUP, LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2006

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2006

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

THE VERTICAL TRADING GROUP, LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2006

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – January 1, 2006	$ 1,529,530
Capital contributions	181,214
Capital distributions	(1,416,960)
Net income for the year ended December 31, 2006	1,370,197
Total ownership equity – December 31, 2006	1,663,981
Less: Non-allowable assets	297,667
Audited net capital	1,366,314
Net capital per Focus Report Part IIA	1,369,769
Difference	$ 3,455
Year end auditor adjustment	$ (2,415)
Adjustment to haircuts on securities	5,870



Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

To the Board of Directors of
The Vertical Trading Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Princeton Financial Group LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.
A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in control activities for safeguarding securities that we consider to be material weaknesses, as defined above, however, we believe that the following deficiency constitutes a material weakness:

The Company's accounting staff does not have the expertise to prepare the Company's financial statements, including the related footnote disclosures. Management has determined that it is more cost effective for us to continue to fulfill that function. However, under recently revised professional standards, this is considered a material weakness in internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members of the Company, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co., P.C.

Garden City, New York
February, 26, 2007

END